SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                Autobytel, Inc.
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                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  05275N10600
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                                 (CUSIP Number)


                              Matthew L. Feshbach
                         2401 West Bay Drive, Suite 124
                              Largo, Florida 33770
                           Telephone: (727) 501-1510
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 12, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05275N10600                13D                   Page 2 of 6 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                      MLF Investments, Inc. -- 59-3755675

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

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3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

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               7    SOLE VOTING POWER          0
                                       ------------------
  NUMBER OF
   SHARES      8    SHARED VOTING POWER    1,775,828
BENEFICIALLY                           ------------------
  OWNED BY
    EACH       9    SOLE DISPOSITIVE POWER         0
  REPORTING                               ------------------
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER     2,075,828
                                            ------------------

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,075,828

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 05275N10600                13D                   Page 3 of 6 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                              Matthew L. Feshbach

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                      USA

--------------------------------------------------------------------------------

               7    SOLE VOTING POWER          0
                                       ------------------
  NUMBER OF
   SHARES      8    SHARED VOTING POWER    1,775,828
BENEFICIALLY                           ------------------
  OWNED BY
    EACH       9    SOLE DISPOSITIVE POWER         0
  REPORTING                               ------------------
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER     2,075,828
                                            ------------------

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,075,828

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 05275N10600                13D                   Page 4 of 6 Pages



SCHEDULE 13D


Item 1. Security and Issuer.

     This Schedule 13D relates to common stock, $0.001 par value ("the common stock") of Autobytel, Inc. ("The Company"). The address of the principal executive office of the Company is 18872 MacArthur Boulevard, Suite 200. Irvine, California 92612-1400.


Item 2. Identity and Background.

     This Schedule 13D is filed by MLF Investments, LLC and Matthew L. Feshbach, who are acting as a group in regard to certain aspects of common stock of the Company.

     MLF Investments, LLC ("MLFI") is a limited liability company, organized and existing under the laws of the State of Delaware. The principal business of MLFI is private investment consulting. MLFI's business address is 2401 West Bay Drive, Suite 124, Largo, Florida 33770.

     Matthew L. Feshbach ("Feshbach") is an individual whose business address is 2401 West Bay Drive, Suite 124, Largo, Florida 33770. His principal occupation is managing member of MLFI. Feshbach is a United States citizen.

     During the last five years, neither MLFI nor Feshbach has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, neither MLFI nor Feshbach has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     As of the date of this Schedule 13D, MLFI and Feshbach may be deemed to beneficially own 2,075,828 shares of the Company's common stock. The Common Stock is held by a private investment limited partnership of which MLFI is the general partner and a managed account to which MLFI serves as investment manager. Feshbach is the managing member of MLFI. The funds used to purchase those shares of the Company's common stock came from the limited partnership's and the managed account's respective funds. Those shares were accumulated by purchases made on the open market between August 31, 2001 and November 12, 2001 at an average purchase price of $1.19 per share, representing a total cost of $2,470,235.32, no part of which was funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Company's common stock.

CUSIP No. 05275N10600                13D                   Page 5 of 6 Pages





Item 4. Purpose of Transaction.

     MLFI and Feshbach initially obtained beneficial ownership of shares of the Company's common stock for investment purposes. Based on developments at the Company, MLFI and Feshbach intend to open discussions with the management of the Company, and possibly with the Board of Directors of the Company, in regard to actions that may be taken to enhance shareholder value. Depending upon the results of these discussions, MLFI and Feshbach may seek to nominate and elect one or more directors of the Company, including possibly a majority or all of the directors of the Company. MLFI and Feshbach may also discuss strategies to enhance shareholder value with other shareholders of the Company. MLFI and Feshbach intend to obtain beneficial ownership of additional shares of the Company's common stock on the open market from time to time, and MLFI and Feshbach may also sell shares of the Company's common stock from time to time.

     MLFI and Feshbach intend to discuss with the Company and may in the future seek to implement one or more of the following: (1) reconstituting all or part of the Board of Directors of the Company to include one or more directors nominated by MLFI and Feshbach; (2) a stock repurchase program; (3) a merger of the Company with a third party, a sale of stock by the Company to third parties, or a sale or transfer of substantially all or a material amount of assets of the Company to a third party; (4) changes in the Articles of Incorporation and Bylaws of the Company which may affect the acquisition of control of the Company by any person; and (5) additional incentives to the management of the Company.

     There can be no assurance that MLFI or Feshbach will take any of the actions listed above. The taking of any actions depends upon future developments and evaluations by MLFI and Feshbach.


Item 5. Interests in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, MLFI may be deemed to be the beneficial owner of 2,075,828 shares of the Company's common stock, constituting 6.7% of the Company's outstanding shares of common stock, based upon 30,969,385 shares outstanding as of October 31, 2001, according to the Company's most recent Form 10-Q.

     As of the date of this Schedule 13D, Feshbach may be deemed to be the beneficial owner of 2,075,828 shares of the Company's common stock, constituting 6.7% of the Company's outstanding shares of common stock, based upon 30,969,385 shares outstanding as of October 31, 2001, according to the Company's most recent Form 10-Q.

     (b) MLFI shares the power to vote or to direct the vote of 1,775,828 shares of the Company's common stock to which this filing relates with Feshbach. MLFI shares the power to dispose of or to direct the disposition of 2,075,828 shares of the Company's common stock to which this filing relates with Feshbach.

     Feshbach shares the power to vote or to direct the vote of 1,775,828 shares of the Company's common stock to which this filing relates with MLFI. Feshbach shares the power to dispose of or to direct the disposition of 2,075,828 shares of the Company's common stock to which this filing relates with MLFI.

CUSIP No. 05275N10600                13D                   Page 6 of 6 Pages



     (c) During the 60 days prior to the date of this filing, indeed, beginning on August 31, 2001 and culminating on November 12, 2001, MLFI or Feshbach effected open market transactions in which the Company's common stock was purchased, resulting in an accumulation of 2,075,828 shares of the Company's common stock which MLFI and Feshbach may be deemed to beneficially own. Those shares were obtained by purchases made on the open market at an average purchase price of $1.19 per share, representing a total cost of $2,470,235.32.

     (d) MLF Partners, L.P., a Delaware limited partnership, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Company's common stock to which this filing relates. One other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, less than five percent of the Company's common stock to which this filing relates.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any of the Company's securities of the type called for in response to this Item 6.


Item 7. Material to Be Filed as Exhibits.

     Exhibit No. 01.1 is the Agreement to File Joint Schedule 13D.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2001                                       /s/  Matthew L. Feshbach

                                                        MLF Investments, LLC by
                                                        Matthew L. Feshbach, its
                                                        Managing Member



November 21, 2001                                       /s/ Matthew L. Feshbach
                                                        Matthew L. Feshbach

                                  EXHIBIT 01.1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

Pursuant to Regulation Section 240.13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial ownership by each of the undersigned of common stock of Autobytel, Inc., and that such statement shall be filed on behalf of each of them.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

November 21, 2001                                       /s/  Matthew L. Feshbach

                                                        MLF Investments, LLC by
                                                        Matthew L. Feshbach, its
                                                        Managing Member



November 21, 2001                                       /s/ Matthew L. Feshbach
                                                        Matthew L. Feshbach